[Votorantim Logo]

                  VCP Announces Accounting Adjustment for 4QO2

Sao Paulo, December 9, 2002- VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE:
VCP; BOVESPA: VCPA4) today announced an adjustment to its accounting that will have an impact on its Fourth Quarter 2002 earnings.

VCP prepares its US GAAP financial statements under SFAS 52 and is required to test the carrying value of its investments for impairment. Starting in 2002, SFAS 142 requires companies reporting under US GAAP to reevaluate the carrying value of goodwill, taking into account the updated market price of acquired shares, which is considered to be the fairest value reference for potential impairment.

In November 2001, VCP acquired 127,506,457 common shares of Aracruz Celulose S.A., representing 28.0% of the voting shares capital and 12.35% of the total capital of Aracruz, for US$ 370 million, which included an amount attributed to goodwill of US$ 155 million.

Consistent with current US GAAP practices, VCP expects to reduce the carrying value of its investment to market value before December 31, 2002. Based on a market price of US$17.11 for Aracruz's ADRs on December 3rd, 2002, the pretax impact on VCP 2002 results, as shown below, would be approximately US$ 160 million. The resulting charge will have neither effect on VCP's cash flow nor EBITDA, and does not reflect any change in VCP's positive perception of Aracruz's financial condition and prospects.

                     Calculation of Goodwill Impairment Test

Aracruz total outstanding shares                                    1,032,071
Aracruz shares held by VCP                                            127,506
VCP total stake in Aracruz                                             12.35%

Aracruz ADR share price (12/3/02)                                   US$ 17.11

Market Price of VCP's Aracruz shares (12/3/02)                US$ 218 million
Book Value of VCP's Aracruz shares                            US$ 378 million
Impairment (write off)                                        US$ 160 million

                                     # # #

Votorantim Celulose a Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.



[Bovespa Logo]
[VCP Logo]
[Mercado Logo]

Shares outstanding:
38,322,699,553

Market capitalization:
R$ 3,096 million
US$ 1,337 million



Contacts:
VCP S.A.
Valdir Rogue
CFO and IR Director
Alfredo Villares
Investor Relations Manager
Phone: (55-11) 3269-4168
Fax:  (55-11) 3269-4066
ir@vcp.com.br
www.vcp.com.br

[Thomson Financial Logo]

Thomson Financial
Curtis Smith
Phone: (55-11) 3848-0887
(215)
Curtis.smith@thomsonir.com.br